Ally Wholesale Enterprises LLC

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

November 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Katherine Hsu

Kayla Florio

Re:	Ally Wholesale Enterprises LLC (the “Registrant”) Registration Statement on Form SF-3 (SEC File No. 333-206413) Originally Filed August 14, 2015, and as Amended on October 2, 2015, October 30, 2015, and November 6, 2015 (the “Registration Statement”)

Ladies and Gentlemen:

The Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern time on November 17, 2015, or as soon as possible thereafter.

The Registrant hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In addition, with respect to the Registration Statement, the Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Registrant further acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant also acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate you notifying Jeffrey S. O’Connor, P.C. of Kirkland & Ellis LLP, special counsel to the Registrant, at (312) 862-2597 when the Registration Statement has been declared effective.

Very truly yours,

ALLY WHOLESALE ENTERPRISES LLC

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	President

cc:	Richard V. Kent, Ally Wholesale Enterprises LLC

Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP